# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: LandBridge Co LLC, CIK 0001995807
CUSIP: 514952100
Title of class of securities: Class A Shares Representing Limited Liability Company Interests
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, Texas (TX), 77056
Date of event which requires filing of this statement: 12/19/2024
Amends the filing with accession number 0001056823-24-000014
Filed by CIK 0001056823
Persons authorized to receive notices and communications: Jay Kesslen, 470 Park Ave S, 4th Fl S, New York, New York (NY), 10016, 646-867-1176

## Reporting persons
- HORIZON KINETICS ASSET MANAGEMENT LLC (CIK 0001056823): type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 5,401,647; sole dispositive power 5,401,647; aggregate amount beneficially owned 5,401,647 (23.2% of the class)
  Comment: As per LandBridge's (LB) press release dated December 20, 2024, LB closed the previously-announced private placement of Class A shares representing limited liability company interests at a price of $60.03. As a result, Horizon Kinetics Asset Management LLC's ownership decreased.

## Item 1. Security and Issuer
Title of class of securities: Class A Shares Representing Limited Liability Company Interests
Name of issuer: LandBridge Co LLC
Address of issuer's principal executive offices: 5555 SAN FELIPE STREET, SUITE 1200, 5555 SAN FELIPE STREET, SUITE 1200, HOUSTON, Texas (TX), 77056

## Item 2. Identity and Background
Name of person filing: Horizon Kinetics Asset Management LLC (HKAM)
Residence or business address:
470 Park Ave S
New York, NY 10016
Present principal occupation or employment: Investment Advisor
Criminal convictions in the last five years: n/a
Civil proceedings (securities laws) in the last five years: n/a
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: WC

## Item 4. Purpose of Transaction
Purpose of transaction: HKAM has purchased shares for investment purposes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of the close of business on December 19, 2024, HKAM owned 5,401,647 shares, or approximately 23.20%.
Number of shares as to which each person has sole or shared power to vote or dispose: 5,401,647
Transactions in the class effected during the past sixty days: HKAMs transactions in the shares are set forth in Exhibit 99-1 and are incorporated herein by reference.
Other persons with the right to receive dividends or sale proceeds: n/a
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: n/a

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: n/a

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit A

## Signatures
- HORIZON KINETICS ASSET MANAGEMENT LLC: /s/Jay Kesslen, Jay Kesslen, General Counsel (12/23/2024)